December 5, 2007

Mail Stop 4561

Catherine M. Burzik
Chief Executive Officer and President
Kinetic Concepts, Inc.
8023 Vantage Drive
San Antonio, Texas 78230

> **Re:** **Kinetic Concepts, Inc.**
> **Definitive 14A**
> **Filed April 27, 2007**
> **File No. 001-09913**

Dear Ms. Burzik:

We have reviewed your response letter dated October 12, 2007, and have the following comments. Please respond to our comments by December 19, 2007, or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. We note your responses to comments nos. 1 and 4. In particular, we note your statement on page 4 of the response letter that you will discuss the individual objectives except to the extent such disclosure would cause competitive harm. Please confirm that you will describe the elements of individual performance and/or contribution that are taken into account in determining compensation for the named executive officers. Refer to Item 402(b)(2)(vii) of Regulation S-K. If you intend to omit any targets or individual objectives used to determine compensation, please specify on a supplemental basis the targets or objectives to be omitted and provide a detailed explanation of why you believe that disclosure of such information is not required because it would result in competitive harm. In addition, please confirm that you will disclose in future filings all financial targets in the summary chart provided in response to comment no. 1.

2. We note your responses to comments nos. 1 and 6 and that you plan to provide a summary discussion of the Individual Multiple attainment percentage. We continue to believe that you should disclose in future filings the individual performance goals for each named executive officer and discuss how each named executive's attainment

percentage was determined. As a result, we reissue that portion of the comment.

3. We note your response to comment no. 12 and your confirmation that each perquisite or personal benefit has been identified by type. Please revise in future filings your disclosure in footnote (7) on page 29 to remove the reference to "other personal benefits."

Please contact me at (202) 551-3401 with any questions.

Sincerely,

Jennifer Gowetski
Attorney-Advisor

cc: Gregory C. Smith (*via facsimile*)
       Skadden, Arps, Slate, Meagher & Flom LLP